FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2009

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 01 July 2009

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION
99                                          Notice to London Stock Exchange dated 01 July 2009

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit 1:
    Stock Exchange Announcement dated
11
June
 2009 entitled '
Fixed Rate Note Issue
'
Exhibit 2:
    Stock Exchange Announcement dated 17
June
 2009 entitled '
Fixed Rate Note Issue
'
Exhibit 3:
    Stock Exchange Announcement dated 19
June
 2009 entitled '
Director/PDMR Shareholding
'

Exhibit 1:

UNILEVER - FIXED RATE NOTE ISSUE

Unilever has announced the U.S.$450,000,000 3.125 per cent. Fixed Rate Notes due 11th
 February 2013, issued by Unilever N.V. and guaranteed by Unilever PLC and Unilever United States, Inc. and launched on 3rd J une 2009, closed on 11th
 June 2009.  The following Final Terms are available for viewing:

Final Terms dated 8
th
 June 2009 relating to the Information Memorandum dated 11th May
2009 for the U.S.$15,000,000,000 Debt Issuance Programme with Unilever N.V., Unilever PLC and Unilever Japan Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7802T_-2009-6-11.pdf

For further information, please contact:

Unilever PLC
Unilever House
100
Victoria
 Embankment
Blackfriars
London
 EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Information Memorandum and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum and Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum and Final Terms is not addressed. Prior to relying on the information contained in the Information Memorandum and Final Terms you must ascertain from the Information Memorandum and Final Terms whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the
United States
 or to or for the account or benefit of
U.S.
 persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 2:

UNILEVER - FIXED RATE NOTE ISSUE

Unilever has announced the £400,000,000 4.750 per cent. Fixed Rate Notes due 16 June 2017, issued by Unilever PLC and guaranteed by Unilever N.V. and Unilever United States, Inc. and launched on 10 June 2009, closed on 17 June 2009.  The following Final Terms are available for viewing:

Final Terms dated 15
June 2009 relating to
 the Information Memorandum
dated

11
th

May 2009
for the

U.S.$15,000,000,000 Debt Issuance Program
me with Unilever N.V., Unilever
PLC and Unilever
Japan
 Holdings K.K. as issuers.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0612U_-2009-6-17.pdf

For further information, please contact:

Unilever PLC
Unilever House
100
Victoria
 Embankment
Blackfriars
London
 EC4Y 0DY

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Information Memorandum and Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum and Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Information Memorandum and Final Terms is not addressed. Prior to relying on the information contained in the Information Memorandum and Final Terms you must ascertain from the Information Memorandum and Final Terms whether or not you are part of the intended addressees of the information contained therein.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States or to or for the account or benefit of U.S. persons, as such terms are defined in Regulation S under the Securities Act.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 3:
Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
Al
l
 relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i)
a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793
     of the Companies Act (2006).

(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR A J OGG	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction NORTH AMERICA SHARE BONUS PROGRAM - PURCHASE OF SHARES (DIVIDEND REINVESTMENT)
9.	Number of shares, debentures or financial instruments relating to shares acquired 95	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction US$ 24.27	14.	Date and place of transaction 18 JUNE 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 25,055 0.002%	16.	Date issuer informed of transaction 19 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information		Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 8226707
Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 19 JUNE 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3
Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i)
a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section
      793 of the Companies Act (2006).
(i) a transaction notified in accordance with DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR M POLK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1 ORDINARY 3 1/9 PENCE SHARE
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction NORTH AMERICA SHARE BONUS PROGRAM - PURCHASE OF SHARES (DIVIDEND REINVESTMENT) NORTH AMERICA RESTRICTED STOCK PLAN - PURCHASE OF SHARES (DIVIDEND REINVESTMENT)
9.	Number of shares, debentures or financial instruments relating to shares acquired 186 257	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction US$ 24.27 US$ 24.27	14.	Date and place of transaction 18 JUNE 2009, USA
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 52,130 0.004%	16.	Date issuer informed of transaction 19 JUNE 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which exercisable N/A
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A
23.	Any additional information		Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 8226707
Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 19 JUNE 2009

Notes:    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16 , 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4 , 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24

Safe

Harbour
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends', 'believes' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.